MOL Plc.
Finance

07027369

RECEIVED

2007 OCT 18 P 2:15

OFFICE OF INTERNATIONAL CORPORATE FINANCE

9th October, 2007

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street N. W.
Washington, D. C. 20549
U.S.A.

Attention: **Special Counsel**
Office of International Corporate Finance

SUPPL

MOL ~~Magyar Olaj- és Gázipari Rt.~~
Rule 12g3-2(b) File No. 82-4224

Dear Sirs,

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of MOL Magyar Olaj- és Gázipari Rt. (the "Company") pursuant to the exemption from the Securities Echange Act of 1934 (the "ACT") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and document will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully,

Richárd Benke
Investor Relations Director

PROCESSED
OCT 23 2007
THOMSON FINANCIAL

Enclosure

▶ **MOL Plc.**

INVESTOR NEWS

9 October 2007

MOL signed Memorandum of Understanding with Quatar Petroleum International

MOL Plc. hereby announces that on 8 October 2007 MOL and Qatar Petroleum International (QPI) signed a Memorandum of Understanding for the purpose of developing alliance to pursue certain business opportunities.

Specific fields of cooperation may be identified as new and/or existing natural gas and crude oil exploration, field development and production, including Enhanced Oil Recovery (EOR) and Improved Oil Recovery (IOR), petrochemical projects, research, development of environmentally friendly energy solutions.

For further information, please contact:

Investor Relations	+ 36 1 464 1395
facsimile:	+ 36 1 464 1335
MOL Communication	+ 36 70 373 1755
Brunswick Group LLP	+ 44 20 7404 5959
Brunswick for Germany and Austria	+ 49 172 691 05 26

END